# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: TrustCo Bank Corp NY, CIK 0000357301
CUSIP: 898349204
Title of class of securities: Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: 5 Sarnowski Drive, Glenville, New York (NY), 12302
Date of event which requires filing of this statement: 07/21/2026
Filed by CIK 0001724246
Persons authorized to receive notices and communications: HOLDCO ASSET MANAGEMENT, LP, 515 E. Las Olas Blvd., Suite 1010, Fort Lauderdale, Florida (FL), 33301, 954-433-6862; MEAGAN REDA, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- HoldCo Opportunities Fund V, L.P. (CIK 0002005872): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 872,744; sole dispositive power 0; shared dispositive power 872,744; aggregate amount beneficially owned 872,744 (5.1% of the class)
- VM GP X LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 872,744; sole dispositive power 0; shared dispositive power 872,744; aggregate amount beneficially owned 872,744 (5.1% of the class)
- HoldCo Asset Management, LP (CIK 0001724246): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 872,744; sole dispositive power 0; shared dispositive power 872,744; aggregate amount beneficially owned 872,744 (5.1% of the class)
- VM GP II LLC (CIK 0001844704): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 872,744; sole dispositive power 0; shared dispositive power 872,744; aggregate amount beneficially owned 872,744 (5.1% of the class)
- Zaitzeff Michael (CIK 0001861474): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 872,744; sole dispositive power 0; shared dispositive power 872,744; aggregate amount beneficially owned 872,744 (5.1% of the class)
- Vikaran Ghei: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 872,744; sole dispositive power 0; shared dispositive power 872,744; aggregate amount beneficially owned 872,744 (5.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $1.00 per share
Name of issuer: TrustCo Bank Corp NY
Address of issuer's principal executive offices: 5 Sarnowski Drive, Glenville, New York (NY), 12302
Comment: The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) HoldCo Opportunities Fund V, L.P., a Delaware limited partnership ("Fund V"), with respect to the shares of Common Stock, par value $1.00 per share (the "Shares"), of TrustCo Bank Corp NY (the "Issuer"), directly and beneficially owned by it;

(ii) VM GP X LLC, a Delaware limited liability company ("VM GP X"), as the general partner of Fund V;

(iii) HoldCo Asset Management, LP, a Delaware limited partnership ("HoldCo"), as the investment manager of Fund V;

(iv) VM GP II LLC, a Delaware limited liability company ("HoldCo GP"), as the general partner of HoldCo;

(v) Michael Zaitzeff, as a Managing Member of each of VM GP X and HoldCo GP; and

(vi) Vikaran Ghei, as a Managing Member of each of VM GP X and HoldCo GP.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The address of the principal office of each of HoldCo, HoldCo GP, Fund V, VM GP X, and Messrs. Zaitzeff and Ghei is c/o HoldCo Asset Management, LP, 515 East Las Olas Blvd., Suite 1010, Fort Lauderdale, Florida 33301.
Present principal occupation or employment: The principal business of Fund V is investing in securities. VM GP X serves as the general partner of Fund V. HoldCo is a registered investment adviser and serves as the investment manager of Fund V. HoldCo GP serves as the general partner of HoldCo. The principal occupation of each of Mr. Zaitzeff and Mr. Ghei is investment management. Messrs. Zaitzeff and Ghei serve as Managing Members of each of VM GP X and HoldCo GP.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Messrs. Zaitzeff and Ghei are citizens of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares purchased by Fund V were purchased with working capital and may be held from time to time in margin accounts established with its brokers or banks. Securities positions held in such margin accounts, including the Shares, may be pledged as collateral security for the repayment of debit balances in such accounts. The aggregate purchase price of the 872,744 Shares beneficially owned by Fund V is approximately $31,004,179, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have engaged, and expect to continue to engage, in discussions with certain members of the Issuer's management team and Board of Directors (the "Board") regarding opportunities to enhance shareholder value.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentages used in this Schedule 13D are based on 17,028,000 Shares outstanding as of June 30, 2026, which is the total number of Shares outstanding as disclosed in the Issuer's press release issued on July 21, 2026 filed as Exhibit 99(a) to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 21, 2026.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentage of the Shares beneficially owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: No Reporting Person has effected any transactions in the Shares during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On July 28, 2026, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 - Joint Filing Agreement, dated July 28, 2026.

## Signatures
- HoldCo Opportunities Fund V, L.P.: /s/ Michael Zaitzeff, Michael Zaitzeff, Authorized Signatory (07/28/2026)
- VM GP X LLC: /s/ Michael Zaitzeff, Michael Zaitzeff, Authorized Signatory (07/28/2026)
- HoldCo Asset Management, LP: /s/ Michael Zaitzeff, Michael Zaitzeff, Authorized Signatory (07/28/2026)
- VM GP II LLC: /s/ Michael Zaitzeff, Michael Zaitzeff, Authorized Signatory (07/28/2026)
- Zaitzeff Michael: /s/ Michael Zaitzeff, Michael Zaitzeff (07/28/2026)
- Vikaran Ghei: /s/ Vikaran Ghei, Vikaran Ghei (07/28/2026)